Exhibit 99.1

MiX Telematics Announces Financial Results for Fourth Quarter and Full Fiscal Year 2014

References in this announcement to “R” are to South African rand and references to “U.S. dollars” and “$” are to United States dollars. Unless otherwise stated MiX Telematics has translated U.S. dollar amounts from South African rand at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014.

Fourth Quarter and Fiscal Year 2014 Highlights:

  Fourth quarter subscription revenue of R232.6 million ($22.0 million) grew 24.9% year on year
  Fourth quarter Adjusted EBITDA of R84.6 million ($8.0 million), representing a 24.3% Adjusted EBITDA margin
  Fiscal Year subscription revenue of R853.7 million ($80.6 million) grew 24.3%
  Fiscal Year Adjusted EBITDA of R282.2 million ($26.6 million), representing a 22.2% Adjusted EBITDA margin
  Total vehicles under subscription increased by 25.3% in the full fiscal year 2014, bringing the total to over 450,000 subscribers at March 31, 2014
  In the second quarter of fiscal year 2014, the Company raised R649.9 million ($65.5 million) in proceeds before expenses through the initial public offering of ADSs on the NYSE

MIDRAND, South Africa--(BUSINESS WIRE)--June 5, 2014--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its fourth quarter and full fiscal year 2014 which ended March 31, 2014.

"We are pleased to report strong fourth quarter and year end results, which were highlighted by 25% year over year growth in subscribers and better than expected subscription revenue. We continued to see a shift to fully-bundled deals as enterprise customers increasingly opt for the pure subscription structure rather than pay for the hardware up front,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics.

Mr Joselowitz continued, “It was an exciting year for MiX with the listing on the NYSE being one of the highlights. The increased visibility this yielded to our brand drove increased RFP volume and importantly aided in our success in attracting key new sales hires particularly in the Americas. We continue to believe MiX Telematics is well positioned to be a prime beneficiary of telematics market growth as we have already achieved meaningful scale, built a global distribution network, and offer state-of-the-art solutions that yield a powerful return on investment for our customers.”

Financial Performance for the three months ended March 31, 2014

Revenue: Total revenue was R348.4 million ($32.9 million), an increase of 12.9% compared to R308.5 million ($29.1 million) for the fourth quarter of fiscal year 2013. Subscription revenue was R232.6 million ($22.0 million), an increase of 24.9% compared with R186.3 million ($17.6 million) for the fourth quarter of fiscal year 2013. Growth in subscription revenue was driven primarily by an increase of over 90,800 vehicles under subscription, which resulted in an increase of 25.3% in total vehicles under subscription from March 2013 to March 2014. Hardware and other revenue was R115.8 million ($10.9 million), a decrease of 5.2% compared to R122.2 million ($11.5 million) for the fourth quarter of fiscal year 2013.

Gross profit margin: Gross profit was R241.0 million ($22.7 million) compared to R207.0 million ($19.5 million) for the fourth quarter of fiscal year 2013. Gross profit margin was 69.2%, up from 67.1% for the fourth quarter of fiscal year 2013. In the fourth quarter of fiscal 2014, subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 66.8% of total revenue compared to 60.4% in the fourth quarter of fiscal 2013. The margin was also positively impacted by a R4.4 million ($0.4 million) reduction in the amortization expense after the Company reassessed the useful life of certain development costs in March 2014.

Operating profit margin: Operating profit was R61.1 million ($5.8 million), representing an operating margin of 17.5%, compared to R64.2 million ($6.1 million) for the fourth quarter of fiscal year 2013 when the operating margin was 20.8%. The Company continued its strategy of investing in sales and marketing and as a result sales and marketing costs for the fourth quarter of fiscal 2014 increased by R11.5 million ($1.1 million) from the fourth quarter of fiscal 2013.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R84.6 million ($8.0 million) compared to R91.7 million ($8.7 million) for the fourth quarter of fiscal year 2013. Adjusted EBITDA margin, also a non-IFRS measure, for the fourth quarter of fiscal year 2014 was 24.3%, compared to a 29.7% Adjusted EBITDA margin in the fourth quarter of fiscal year 2013.

Profit for the period and earnings per share: Profit for the fourth quarter was R50.4 million ($4.8 million), compared to R45.6 million ($4.3 million) in the fourth quarter of fiscal year 2013. Earnings per diluted ordinary share were 6 South African cents, compared to 7 South African cents in the fourth quarter of fiscal year 2013. For the fourth quarter of 2014, the calculation was based on diluted weighted average ordinary shares in issue of 808.9 million compared to 680.4 million diluted weighted average ordinary shares in issue during the fourth quarter of fiscal 2013.

The Company's effective tax rate for the quarter was 25.6% in comparison to 27.8% in the fourth quarter of fiscal 2013.

On a U.S. dollar basis, and using the March 31, 2014 exchange rate of 10.5953 rand per U.S. dollar, and at a ratio of 25 ordinary shares to one ADS, profit for the period was $4.8 million, or 15 U.S. cents per diluted ADS compared to 16 U.S. cents per diluted ADS in the fourth quarter of fiscal year 2013.

Adjusted profit for the period and adjusted earnings per share: Adjusted profit for the period, a non-IFRS measure, was R46.6 million ($4.4 million), compared to R46.5 million ($4.4 million) in the 2013 fiscal year and excludes a net foreign exchange gain of R5.4 million ($0.5 million). The net foreign exchange gain included R6.1 million ($0.6 million) relating to a foreign exchange gain on the IPO proceeds which are maintained in U.S. dollars and are therefore sensitive to R:$ exchange rate movements. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 6 South African cents, compared to 7 South African cents in the fourth quarter of fiscal year 2013.

On a U.S. dollar basis, and using the March 31, 2014 exchange rate of 10.5953 rand per U.S. dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted profit for the period was $4.4 million, or 14 U.S. cents per diluted ADS compared to $4.4 million, or 16 U.S. cents per diluted ADS in the fourth quarter of fiscal year 2013.

An explanation of non-IFRS measures used in this release, including Adjusted profit for the period, Adjusted earnings per share, Adjusted EBITDA and Adjusted EBITDA margin, and a reconciliation of such measures to the most directly comparable IFRS measures for the three months and year ended March 31, 2014 and 2013 are provided in the financial tables that accompany this release.

Statement of Financial Position and Cash Flow: At March 31, 2014, the Company had R830.5 million ($78.4 million) of cash and cash equivalents, an increase from R792.6 million ($74.8 million) in the third quarter of fiscal year 2014. The Company generated R82.7 million ($7.8 million) in net cash from operating activities for the three months ended March 31, 2014 and invested R31.9 million ($3.0 million) in capital expenditures during the quarter, leading to free cash flow of R50.8 million ($4.8 million) for the fourth quarter of fiscal year 2014, compared with free cash flow of R66.2 million ($6.3 million) for the fourth quarter of fiscal year 2013. Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities.

Financial Performance for the Fiscal Year ended March 31, 2014

Revenue: Total revenue for the full fiscal year 2014 was R1,271.7 million ($120.0 million), an increase of 8.6% compared to R1,171.5 million ($110.6 million) for the full fiscal year 2013. Subscription revenue increased to R853.7 million ($80.6 million), up 24.3% from R686.7 million ($64.8 million) for fiscal year 2013. Subscription revenue growth was driven primarily by the increase in vehicles under subscription since March 2013. Hardware and other revenue was R417.9 million ($39.4 million), compared to R484.8 million ($45.8 million) for fiscal year 2013. The decrease in hardware and other revenue is primarily attributable to a combination of factors which include a significant increase in the number of fully-bundled subscriptions in fiscal 2014 compared to fiscal 2013 as well as the ongoing decline in hardware prices. Hardware and other revenue was also elevated in fiscal year 2013 as a result of upfront hardware purchases associated with two major contracts in the Americas fleet solutions segment. Fiscal 2013 revenue also included cellular connection incentives of R10.7 million. In July 2012, the Company opted to forgo receiving cellular connection incentives in favor of lower monthly data fees.

Gross profit margin: Gross profit for fiscal year 2014 was R849.6 million ($80.2 million), an increase compared to R746.9 million ($70.5 million) for fiscal year 2013. Gross profit margin was 66.8%, up from 63.8% for fiscal year 2013. In fiscal 2014, subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 67.1% of total revenue compared to 58.6% in fiscal 2013.

Operating profit margin: Operating profit for fiscal year 2014 was R171.5 million ($16.2 million), compared to R185.9 million ($17.5 million) posted in the 2013 fiscal year. The operating margin for fiscal year 2014 was 13.5%, compared to the 15.9% posted in fiscal year 2013. This was primarily due to the impact of the expected losses incurred by the start-up operation in Brazil. In addition, operating costs increased as a result of investments in headcount and sales and marketing in order to support the Company's growth initiatives.

Adjusted EBITDA: Adjusted EBITDA was R282.2 million ($26.6 million) compared to R290.8 million ($27.4 million) for fiscal 2013. The Adjusted EBITDA margin for fiscal 2014 was 22.2%, compared with the 24.8% posted in fiscal 2013.

Profit for the year and earnings per share: Profit for the fiscal year was R151.6 million ($14.3 million), compared to R128.5 million ($12.1 million) in the 2013 fiscal year. Earnings per diluted ordinary share were 20 South African cents, compared to 19 South African cents in fiscal year 2013. For fiscal 2014, the calculation was based on diluted weighted average ordinary shares in issue of 768.3 million compared to 674.8 million diluted weighted average ordinary shares in issue during fiscal 2013.

The Company's effective tax rate was 28.6% in both fiscal 2013 and fiscal 2014.

Adjusted profit for the year and adjusted earnings per share: Adjusted profit for the year, a non-IFRS measure, was R123.9 million ($11.7 million), compared to R132.1 million ($12.5 million) in the 2013 fiscal year and excludes a net foreign exchange gain of R38.1 million ($3.6 million). The net foreign exchange gain included R42.3 million ($4.0 million) relating to a foreign exchange gain on the IPO proceeds which are maintained in U.S dollars and are therefore sensitive to R:$ exchange rate movements. Adjusted earnings per diluted ordinary share were 16 South African cents, compared to 20 South African cents in fiscal year 2013.

On a U.S. dollar basis, and using the March 31, 2014 exchange rate of 10.5953 rand per U.S. dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted profit for the 2014 fiscal year was $11.7 million, or 38 U.S. cents per diluted ADS, compared to $12.5 million, or 46 U.S. cents per diluted ADS in fiscal year 2013.

Cash Flow: The Company generated R203.8 million ($19.2 million) in net cash from operating activities for the fiscal year ended March 31, 2014 and invested R128.7 million ($12.2 million) in capital expenditures during the year, leading to free cash flow of R75.0 million ($7.1 million) for fiscal 2014, compared with free cash flow of R117.8 million ($11.1 million) for fiscal 2013. The decrease in free cash flow is primarily attributable to an increase in capital expenditure of R36.8 million ($3.5 million) in fiscal year 2014. As a result of the significant increase in the number of bundled deals during fiscal 2014, additions to in-vehicle devices increased by R25.1 million ($2.4 million) in comparison to fiscal 2013.

Segment Commentary for Fiscal Year ended March 31, 2014

Segment	Revenue Fiscal 2014 R'000	% change on prior year	Adjusted EBITDA Fiscal 2014 R'000	% change on prior year	Adjusted EBITDA Margin Fiscal 2014	Comments
Africa consumer solutions	355,084	3.3%	105,162	21.0%	29.6%	Vehicles under subscription grew by 30.2% during fiscal 2014.

The segment delivered strong Adjusted EBITDA growth of 21.0% and a margin of 29.6% for the year. Revenue grew a modest 3.3% due to our decision to forgo connection incentive bonuses from our cellular network provider, from July 2012, in favor of lower data costs. Fiscal 2013 revenue included R10.7 million ($1.0 million) of connection incentive revenue.

Africa fleet solutions	325,400	15.4%	95,209	0.7%	29.3%

The segment continued to show top line growth as vehicles under subscription increased by 29.3% in fiscal 2014. While fleets are now supplementing their FM systems with lower ARPU Beam-e installations, subscription revenue grew by 22.3%. Adjusted EBITDA margin was 29.3% even as the segment invested in sales and marketing, headcount and infrastructure.

Europe fleet solutions	160,639	25.4%	7,285	-	4.5%	Total revenue growth was approximately 5% on a constant currency basis, while subscription revenue grew by about 11% on a constant currency basis. The European business undertook a restructuring in the first quarter to streamline its business and ensure renewed focus on our core services and growth opportunities going forward. The segment reported Adjusted EBITDA of R7.3 million in the current year compared to an Adjusted EBITDA loss of R4.6 million in the prior year.
Americas fleet solutions	134,213	(13.8%)	(6,550)	-	(4.9%)	We believe the Americas premium fleet market is highly under-penetrated and are investing in our sales and distribution capacity in the region. In fiscal 2013, hardware revenue was elevated as a result of upfront hardware purchases associated with two major contracts. Vehicles under subscription grew by 16.1% during fiscal 2014, driving subscription revenue up by approximately 18% on a constant currency basis.
Middle East and Australasia fleet solutions	306,450	15.4%	21,834	(33.7%)	7.1%	While total revenue growth was 15.4%, the segment's total vehicles under subscription increased by 32.5% resulting in over 45% subscription revenue growth (on a constant currency basis). Adjusted EBITDA declined by 33.7% as the segment invested in the headcount and infrastructure necessary to support continued growth in the region.
Brazil fleet solutions	11,901	-	(11,621)	(463.6%)	(97.6%)	This was the Brazil fleet operation's first full year of operations and despite reporting modest revenue of R11.9 million ($1.1 million) the region posted a planned Adjusted EBITDA loss.
International CSO fleet solutions and development	358,538	8.4%	102,778	8.4%	28.7%	International CSO is a central services organization that

wholesales our products and services to our regional operations and distributors who in turn, interface with our end-customers. International CSO benefited from the subscriber growth throughout the Company and reported growth at both the revenue and Adjusted EBITDA level.

Business Outlook

MiX Telematics has translated U.S. dollar amounts in this Business Outlook paragraph from South African rand at the exchange rate of R10.6638 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of June 3, 2014.

Based on information as of today, June 5, 2014, the Company is issuing the following financial guidance for the full 2015 fiscal year:

  Revenue – R1,385 million to R1,410 million ($129.9 million to $132.2 million), which would represent revenue growth of 8.9% to 10.9% compared to fiscal year 2014.
  Subscription revenue - R1,020 million to R1,030 million ($95.7 million to $96.6 million), which would represent subscription revenue growth of 19.5% to 20.6% compared to fiscal year 2014.
  Adjusted EBITDA - R295 million to R305 million ($27.7 million to $28.6 million), which would represent Adjusted EBITDA growth of 4.5% to 8.1% compared to fiscal year 2014.
  Adjusted earnings per diluted ordinary share of 17 to 18 South African cents based on 810 million diluted ordinary shares in issue, and based on an effective tax rate of 27% to 31%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 40 to 42 U.S. cents.

For the first quarter of fiscal year 2015, the Company expects subscription revenue to be in the range of R237 million to R240 million ($22.2 million to $22.5 million) which would represent subscription revenue growth of 22.0% to 23.6% compared to the first quarter of fiscal year 2014.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Costs have been increased to take into account the Company's strategy of investing in sales and marketing and development and also include costs necessary to operate as a U.S.-listed company.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listing Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on June 5, 2014 to discuss the Company's financial results and current business outlook.

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-888-378-4350 (within the United States) or 0 800 980 989 (within South Africa) or 1-719-457-2639 (outside of the United States and South Africa). The conference ID is 3228218.
  A replay of this conference call will be available at 11:00 a.m. (Eastern Daylight Time) and 5:00 p.m. (South African Time) for one week at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 3228218.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in over 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares ("ADSs") are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the first quarter of fiscal year 2015 and the full year of fiscal year 2015, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements include, but are not limited to, plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts and statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, the Company's ability to attract, sell to and retain customers; the Company's anticipated growth strategies, including its ability to increase sales to existing customers, the introduction of new solutions and international expansion; the Company's ability to adapt to rapid technological change in its industry; competition from industry consolidation; loss of key personnel or the Company's failure to attract, train and retain other highly qualified personnel; the Company's ability to integrate any businesses it acquires; the Company's dependence on its network of dealers and distributors to sell its solutions; the Company's dependence on key suppliers and vendors to manufacture its hardware; businesses may not continue to adopt fleet management solutions; the Company's future business development, results of operations and financial condition; expected changes in the Company's profitability and certain cost or expense items as a percentage of its revenue; changes in the practices of insurance companies; the impact of laws and regulations relating to the Internet and data privacy; the Company's ability to protect its intellectual property and proprietary technologies and address any infringement claims; significant disruption in service on, or security breaches of, the Company's websites or computer systems; the Company's dependence on third-party technology; fluctuations in the value of the South African rand; economic, social, political, labour and other conditions and developments in South Africa and globally; the Company's ability to issue securities and access the capital markets in the future; and other risks set forth under the caption “Risk Factors” in the Company’s final prospectus related to its initial public offering filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "SEC") on August 12, 2013, as updated by the Company's filings that it makes with the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding the Company's financial results, it has disclosed within this press release Adjusted EBITDA, which is a non-IFRS financial measure. Adjusted EBITDA is defined as the profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets and subsidiaries, certain non-recurring initial public offering costs, unrealized foreign exchange gains/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the IPO. The Company presents in the financial tables that accompany this release a reconciliation of Adjusted EBITDA to profit for the period and Adjusted EBITDA margin to profit for the period margin, the most directly comparable financial measures presented in accordance with IFRS.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual forecast; and to develop short-and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA (and measures such as Adjusted EBITDA margin that are derived from it) has limitations as an analytical tool, and investors should not consider this performance measure in isolation from, or as a substitute for, analysis of the Company's results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company's working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company;
  Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on the Company's debt or any losses on the extinguishment of its debt;
  Adjusted EBITDA does not include unrealized foreign currency transaction gains and losses;
  Adjusted EBITDA does not include certain non-recurring initial public offering costs; and
  other companies, including companies in the Company's industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, investors should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial performance measures, including operating profit, profit for the period, profit for the period margin and the Company's other results.

Headline Earnings

Headline earnings is a profit measure required for JSE-listed companies as defined by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the year prior to separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

A reconciliation of headline earnings to profit for the year has been included in the financial results section of this announcement.

Adjusted Profit and Adjusted Earnings Per Share

Adjusted profit and adjusted earnings per share is defined as profit attributable to owners of the parent excluding net foreign exchange gains/(losses) for the relevant period.

Accounting policies

The Company's consolidated full year and quarterly results included in this announcement have been prepared in accordance with IFRS accounting policies. The basis of preparation and accounting policies have been set out in the financial tables that accompany this press release.

AUDITED GROUP FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2014

MiX TELEMATICS LIMITED SUMMARY CONSOLIDATED INCOME STATEMENTS

	South African rand		United States dollar
Figures are stated in thousands unless otherwise stated	Year ended	Year ended	Year ended	Year ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
	Audited	Audited	Unaudited	Unaudited

Revenue	1,271,658	1,171,480	120,021	110,566
Cost of sales	(422,034)	(424,545)	(39,832)	(40,069)
Gross profit	849,624	746,935	80,189	70,497

Other income/(expenses) - net	2,151	4,260	203	402

Operating expenses	(680,277)	(565,318)	(64,206)	(53,355)
Sales and marketing	(148,012)	(132,849)	(13,970)	(12,538)
Administrative and other charges	(532,265)	(432,469)	(50,236)	(40,817)

Operating profit	171,498	185,877	16,186	17,544

Finance income/(cost) - net (note 12)	40,660	(6,011)	3,837	(568)
Finance income	43,264	2,018	4,083	190
Finance cost	(2,604)	(8,029)	(246)	(758)

Profit before taxation	212,158	179,866	20,023	16,976
Taxation	(60,574)	(51,400)	(5,717)	(4,851)
Profit for the year	151,584	128,466	14,306	12,125

Attributable to:
Owners of the parent	151,589	128,471	14,306	12,125
Non-controlling interests	(5)	(5)	*	*
	151,584	128,466	14,306	12,125

Attributable earnings per share
-basic (R/$)	0.21	0.20	0.02	0.02
-diluted (R/$)	0.20	0.19	0.02	0.02

Earnings per American Depositary Share
-basic (R/$)	5.18	4.88	0.49	0.46
-diluted (R/$)	4.93	4.76	0.47	0.45

Ordinary shares ('000)
-in issue at March 31	784,150	659,963	784,150	659,963
-weighted average	732,171	658,456	732,171	658,456
-diluted weighted average	768,306	674,772	768,306	674,772

Weighted average American Depositary Share ('000)
-in issue at March 31	31,366	26,399	31,366	26,399
-weighted average	29,287	26,338	29,287	26,338
-diluted weighted average	30,732	26,991	30,732	26,991

* Amounts less than R1000/$1000

South African rand amounts for fiscal 2014 and fiscal 2013 financial information have been translated to U.S. dollars at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014. The U.S. dollar figures may not compute as they are rounded independently.

MiX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	South African rand		United States dollar
Figures are in thousands unless otherwise stated	Year ended	Year ended	Year ended	Year ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
	Audited	Audited	Unaudited	Unaudited

Profit for the year	151,584	128,466	14,306	12,125
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	45,475	37,090	4,292	3,501
Exchange differences on net investments in foreign operations	3,540	3,142	334	297
Taxation relating to components of other comprehensive income	(599)	-	(57)	-
Other comprehensive income for the year, net of tax	48,416	40,232	4,569	3,798
Total comprehensive income for the year	200,000	168,698	18,875	15,923

Attributable to:
Owners of the parent	200,005	168,703	18,875	15,923
Non-controlling interests	(5)	(5)	*	*
Total comprehensive income for the year	200,000	168,698	18,875	15,923
*Amounts less than R1000/$1000

South African rand amounts for fiscal 2014 and fiscal 2013 financial information have been translated to U.S. dollars at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014. The U.S. dollar figures may not compute as they are rounded independently.

MiX TELEMATICS LIMITED
HEADLINE EARNINGS AND ADJUSTED EARNINGS PER SHARE

	South African rand		United States dollar
Figures are in thousands unless otherwise stated	Year ended	Year ended	Year ended	Year ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Headline earnings per share	Audited	Audited	Unaudited	Unaudited
Reconciliation of headline earnings
Profit for the year attributable to owners of the parent	151,589	128,471	14,306	12,125
Adjusted for:
Profit on disposal of property, plant and equipment and intangible assets	(97)	(314)	(9)	(30)
Impairment of furniture and fittings (note 4)	316	-	30	-
Impairment of product development costs capitalized (note 4)	63	5,158	6	487
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company (note 4)	-	394	-	37
Income tax effect on the above components	(85)	(1,357)	(7)	(128)
Headline earnings attributable to owners of the parent	151,786	132,352	14,326	12,491

Headline earnings per share
-basic (R/$)	0.21	0.20	0.02	0.02
-diluted (R/$)	0.20	0.20	0.02	0.02

Headline earnings per American Depositary Share
-basic (R/$)	5.18	5.03	0.49	0.47
-diluted (R/$)	4.94	4.90	0.47	0.46

Adjusted earnings per share
During the 2014 fiscal year, a new profit measure was implemented, Adjusted earnings per share. Adjusted earnings per share is defined as profit attributable to owners of the parent excluding net foreign exchange gains/(losses) divided by the weighted average number of ordinary shares in issue during the year.

Reconciliation of adjusted earnings
Profit for the year attributable to owners of the parent	151,589	128,471	14,306	12,125
Net foreign exchange (gains)/losses (note 12)	(38,128)	4,681	(3,599)	442
Income tax effect on the above component	10,458	(1,098)	988	(104)
Adjusted earnings attributable to owners of the parent	123,919	132,054	11,695	12,463
Adjusted earnings per share
-Basic (R/$)	0.17	0.20	0.02	0.02
-Diluted (R/$)	0.16	0.20	0.02	0.02

Adjusted earnings per American Depositary Share
-Basic (R/$)	4.23	5.01	0.40	0.47
-Diluted (R/$)	4.03	4.89	0.38	0.46

South African rand amounts for fiscal 2014 and fiscal 2013 financial information have been translated to U.S. dollars at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014. The U.S. dollar figures may not compute as they are rounded independently.

MiX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	South African rand		United States dollar
Figures are in thousands unless otherwise stated	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
	Audited	Audited	Unaudited	Unaudited
ASSETS
Non-current assets
Property, plant and equipment	129,079	96,547	12,183	9,112
Intangible assets	692,190	645,736	65,330	60,946
Available-for-sale financial asset	-	-	-	-
Finance lease receivable	6,677	6,359	630	600
Deferred tax assets	19,825	13,868	1,871	1,309
Total non-current assets	847,771	762,510	80,014	71,967

Current assets
Inventory	39,774	38,927	3,754	3,674
Trade and other receivables	234,839	186,987	22,164	17,648
Finance lease receivable	6,652	3,604	628	340
Taxation	7,336	4,823	692	455
Restricted cash	10,279	8,235	970	778
Cash and cash equivalents (note 6)	830,449	147,702	78,380	13,941
Total current assets	1,129,329	390,278	106,588	36,836

Total assets	1,977,100	1,152,788	186,602	108,803

EQUITY
Capital and reserves
Stated capital	1,429,250	790,491	134,895	74,608
Other reserves	(58,335)	(111,362)	(5,506)	(10,510)
Retained earnings	300,725	188,750	28,381	17,814
Equity attributable to owners of the parent	1,671,640	867,879	157,770	81,912
Non-controlling interest	(10)	(5)	*	*
Total equity	1,671,630	867,874	157,770	81,912

LIABILITIES
Non-current liabilities
Borrowings	2,462	-	232	-
Deferred tax liabilities	20,601	8,605	1,944	812
Provisions	2,282	283	215	27
Total non-current liabilities	25,345	8,888	2,391	839
Current liabilities
Trade and other payables	228,961	184,397	21,610	17,404
Borrowings	1,279	3,472	121	328
Taxation	2,912	10,691	276	1,008
Provisions	19,163	21,461	1,809	2,026
Bank overdraft	27,810	56,005	2,625	5,286
Total current liabilities	280,125	276,026	26,441	26,052

Total liabilities	305,470	284,914	28,832	26,891

Total equity and liabilities	1,977,100	1,152,788	186,602	108,803
Net Cash (note 6)	798,898	88,225	75,402	8,327
Net asset value per share (R/$)	2.13	1.32	0.20	0.12
Net tangible asset value per share (R/$)	1.25	0.34	0.12	0.03
Capital Expenditure
Incured	135,309	94,147	12,771	8,886
Authorized but not spent	60,115	44,497	5,674	4,200

South African rand amounts for fiscal 2014 and fiscal 2013 financial information have been translated to U.S. dollars at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014. The U.S. dollar figures may not compute as they are rounded independently.

MiX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

	South African rand		United States dollar
Figures are in thousands unless otherwise stated	Year ended	Year ended	Year ended	Year ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
	Audited	Audited	Unaudited	Unaudited
Operating activities
Cash generated from operations	266,169	287,847	25,121	27,167
Net financing income/(costs)	1,474	(1,541)	139	(145)
Taxation paid	(63,866)	(74,388)	(6,028)	(7,021)
Net cash generated from operating activities	203,777	211,918	19,232	20,001
Investing activities
Capital expenditure, net of government grant received	(128,745)	(91,940)	(12,151)	(8,677)
Acquisition of business, net of cash acquired (note 10)	(3,606)	23	(340)	2
Deferred consideration paid	(295)	-	(28)	-
Proceeds on sale of property, plant and equipment	978	966	92	91
Increase in restricted cash	(1,508)	(5,103)	(142)	(482)
Net cash used in investing activities	(133,176)	(96,054)	(12,569)	(9,066)
Financing activities
Proceeds from share capital issued	665,710	2,889	62,831	273
Share issue expenses paid	(26,951)	-	(2,544)	-
Repayment of borrowings	(3,436)	(19,701)	(324)	(1,859)
Dividends paid	(39,610)	(78,874)	(3,738)	(7,444)
Net cash generated from/(used) in financing activities	595,713	(95,686)	56,225	(9,030)
Net increase in cash and cash equivalents	666,314	20,178	62,888	1,905
Net cash and cash equivalents at the beginning of the year	91,697	68,530	8,655	6,468
Exchange gains on cash and cash equivalents	44,628	2,989	4,212	282
Net cash and cash equivalents at the end of the year	802,639	91,697	75,755	8,655

South African rand amounts for fiscal 2014 and fiscal 2013 financial information have been translated to U.S. dollars at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014. The U.S. dollar figures may not compute as they are rounded independently.

MiX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

South African rand	Attributable to owners of the parent
Figures are in thousands unless otherwise stated	Stated capital	Share capital	Share premium	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
Balance at April 1, 2012 (Audited)	-	13	787,589	(154,745)	139,233	772,090	-	772,090
Total comprehensive income	-	-	-	40,232	128,471	168,703	(5)	168,698
- Profit for the year	-	-	-	-	128,471	128,471	(5)	128,466
- Other comprehensive income	-	-	-	40,232	-	40,232	-	40,232

Total transactions with owners	464	*	2,425	3,151	(78,954)	(72,914)	-	(72,914)
- Shares issued in relation to share options exercised	464	*	2,425	-	-	2,889	-	2,889
- Share-based payment	-	-	-	3,151	-	3,151	-	3,151
- Dividend declared of 8 cents per share (note 8)	-	-	-	-	(52,576)	(52,576)	-	(52,576)
- Interim dividend declared of 4 cents per share (note 8)	-	-	-	-	(26,378)	(26,378)	-	(26,378)
Transfer from share capital and share premium to stated capital	790,027	(13)	(790,014)	-	-	-	-	-
Balance at March 31, 2013 (Audited)	790,491	-	-	(111,362)	188,750	867,879	(5)	867,874
Total comprehensive income	-	-	-	48,416	151,589	200,005	(5)	200,000
- Profit for the year	-	-	-	-	151,589	151,589	(5)	151,584
- Other comprehensive income	-	-	-	48,416	-	48,416	-	48,416
Total transactions with owners	638,759	-	-	4,611	(39,614)	603,756	-	603,756
- Shares issued in relation to share options exercised	15,776	-	-	-	-	15,776	-	15,776
- Share-based payment	-	-	-	4,611	-	4,611	-	4,611
- Proceeds from shares issued, net of share issue costs	622,983	-	-	-	-	622,983	-	622,983
- Dividend declared of 6 cents per share (note 8)	-	-	-	-	(39,614)	(39,614)	-	(39,614)

Balance at March 31, 2014 (Audited)	1,429,250	-	-	(58,335)	300,725	1,671,640	(10)	1,671,630

MiX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

United States dollar	Attributable to owners of the parent
Figures are stated in thousands unless otherwise stated	Stated capital	Share capital	Share premium	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
Balance at April 1, 2012 (Unaudited)	-	1	74,334	(14,605)	13,141	72,871	-	72,871
Total comprehensive income	-	-	-	3,798	12,125	15,923	*	15,923
- Profit for the year	-	-	-	-	12,125	12,125	*	12,125
- Other comprehensive income	-	-	-	3,798	-	3,798	-	3,798

Total transactions with owners	44	*	229	297	(7,452)	(6,882)	-	(6,882)
- Shares issued in relation to share options exercised	44	*	229	-	-	273	-	273
- Share-based payment	-	-	-	297	-	297	-	297
- Dividend declared of 0.8 cents per share (note 8)	-	-	-	-	(4,962)	(4,962)	-	(4,962)
- Interim dividend declared of 0.4 cents per share (note 8)	-	-	-	-	(2,490)	(2,490)	-	(2,490)
-Transfer from share capital and share premium to stated capital	74,564	(1)	(74,563)	-	-	-	-	-
Balance at March 31, 2013 (Unaudited)	74,608	-	-	(10,510)	17,814	81,912	*	81,912
Total comprehensive income	-	-	-	4,569	14,306	18,875	*	18,875
- Profit for the year	-	-	-	-	14,306	14,306	*	14,306
- Other comprehensive income	-	-	-	4,569	-	4,569	-	4,569

Total transactions with owners	60,287	-	-	435	(3,739)	56,983	-	56,983
- Shares issued in relation to share options exercised	1,489	-	-	-	-	1,489	-	1,489
- Share-based payment	-	-	-	435	-	435	-	435
- Proceeds from shares issued, net of share issue costs	58,798	-	-	-	-	58,798	-	58,798
- Dividend declared of 0.6 cents per share (note 8)	-	-	-	-	(3,739)	(3,739)	-	(3,739)

Balance at March 31, 2014 (Unaudited)	134,895	-	-	(5,506)	28,381	157,770	*	157,770
*Amounts less than R1000/$1000

South African rand amounts for fiscal 2014 and fiscal 2013 financial information have been translated to U.S. dollars at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014. The U.S. dollar figures may not compute as they are rounded independently.

MiX TELEMATICS LIMITED
SUMMARY SEGMENTAL ANALYSIS

South African rand
Figures are in thousands unless otherwise stated
Year ended March 31, 2014 (Audited)		Total revenue	Inter- segment revenue	Adjusted EBITDA	Assets
Africa	Consumer solutions	355,084	(17,632)	105,162	276,643
	Fleet solutions	325,400	(5,500)	95,209	131,286
Europe	Fleet solutions	160,639	(977)	7,285	88,086
Americas	Fleet solutions	134,213	-	(6,550)	74,970
Middle East and Australasia	Fleet solutions	306,450	(1,569)	21,834	162,848
Brazil	Fleet solutions	11,901	(56)	(11,621)	9,695
International	Fleet solutions and development	358,538	(354,833)	102,778	285,825
Total		1,652,225	(380,567)	314,097	1,029,353
Corporate and consolidation entries		-	-	(31,874)	1,136,564
Inter-segment elimination		(380,567)	380,567	-	(188,817)
Total		1,271,658	-	282,223	1,977,100

Year ended March 31, 2013 (Audited)		Total revenue	Inter- segment revenue	Adjusted EBITDA	Assets
Africa	Consumer solutions	343,578	(11,910)	86,943	279,239
	Fleet solutions	281,937	(5,838)	94,541	83,047
Europe	Fleet solutions	128,116	(576)	(4,608)	60,078
Americas	Fleet solutions	155,657	-	3,039	53,067
Middle East and Australasia	Fleet solutions	265,598	-	32,952	129,133
Brazil	Fleet solutions	-	-	(2,062)	4,529
International	Fleet solutions and development	330,755	(315,837)	94,784	243,284
Total		1,505,641	(334,161)	305,589	852,377
Corporate and consolidation entries		-	-	(14,768)	415,493
Inter-segment elimination		(334,161)	334,161	-	(115,082)
Total		1,171,480	-	290,821	1,152,788

SUMMARY SEGMENTAL ANALYSIS
United States dollar
Figures are in thousands unless otherwise stated
Year ended March 31, 2014 (Unaudited)		Total revenue	Inter- segment revenue	Adjusted EBITDA	Assets
Africa	Consumer solutions	33,513	(1,664)	9,925	26,110
	Fleet solutions	30,713	(519)	8,986	12,390
Europe	Fleet solutions	15,161	(92)	688	8,314
Americas	Fleet solutions	12,667	-	(618)	7,076
Middle East and Australasia	Fleet solutions	28,923	(148)	2,061	15,370
Brazil	Fleet solutions	1,123	(5)	(1,097)	915
International	Fleet solutions and development	33,839	(33,490)	9,700	26,977
Total		155,939	(35,918)	29,645	97,152
Corporate and consolidation entries		-	-	(3,008)	107,271
Inter-segment elimination		(35,918)	35,918	-	(17,821)
Total		120,021	-	26,637	186,602

Year ended March 31, 2013 (Unaudited)		Total revenue	Inter- segment revenue	Adjusted EBITDA	Assets
Africa	Consumer solutions	32,427	(1,124)	8,206	26,356
	Fleet solutions	26,609	(551)	8,923	7,839
Europe	Fleet solutions	12,092	(54)	(435)	5,670
Americas	Fleet solutions	14,691	-	287	5,009
Middle East and Australasia	Fleet solutions	25,068	-	3,110	12,188
Brazil	Fleet solutions	-	-	(195)	427
International	Fleet solutions and development	31,217	(29,809)	8,946	22,962
Total		142,104	(31,538)	28,842	80,451
Corporate and consolidation entries		-	-	(1,393)	39,215
Inter-segment elimination		(31,538)	31,538	-	(10,863)
Total		110,566	-	27,449	108,803

South African rand amounts for fiscal 2014 and fiscal 2013 financial information have been translated to U.S. dollars at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014. The U.S. dollar figures may not compute as they are rounded independently.

MiX TELEMATICS LIMITED
OTHER FINANCIAL AND OPERATING DATA

	South African rand		United States dollar
	Year ended	Year ended	Year ended	Year ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Figures are in thousands except for vehicle data	Audited	Audited	Unaudited	Unaudited
Subscription revenue	853,716	686,720	80,575	64,814
Adjusted EBITDA (note 4)	282,223	290,821	26,637	27,449
Cash and cash equivalents	830,449	147,702	78,380	13,941
Net cash	798,898	88,225	75,402	8,327
Capital expenditure	135,309	94,147	12,771	8,886
Vehicles under subscription (Unaudited)	450,502	359,643	450,502	359,643

Exchange Rates
The following major rates of exchange were used:
SA rand : United States dollar - closing	10.60	9.24
- average	10.12	8.50
SA rand : British pound - closing	17.60	14.04
- average	16.11	13.43

South African rand amounts for fiscal 2014 and fiscal 2013 financial information have been translated to U.S. dollars at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014. The U.S. dollar figures may not compute as they are rounded independently.

NOTES TO THE AUDITED GROUP FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2014

1. Independent audit

These summary consolidated financial statements for the year ended March 31, 2014 have been audited by PricewaterhouseCoopers Inc., who expressed an unmodified opinion thereon. The auditor also expressed an unmodified opinion on the annual financial statements from which these summary consolidated financial statements were derived.

A copy of the auditor’s report on the summary consolidated financial statements and of the auditor’s report on the annual consolidated financial statements are available for inspection at MiX Telematics Limited’s registered office, together with the financial statements identified in the respective auditor’s reports.

The auditor's report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying financial information from MiX Telematics Limited's registered office.

2. Basis of preparation and accounting policies

The summary consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, and the requirements of the Companies Act applicable to summary financial statements. The JSE Limited Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the consolidated financial statements from which the summary consolidated financial statements were derived are in terms of International Financial Reporting Standards and are consistent with those accounting policies applied in the preparation of the previous consolidated annual financial statements, with the exception of foreign exchange gains and losses, which were previously classified as part of “Other income/(expenses) – net”, and now are classified as part of “Finance income/(costs) - net” and where the Group has adopted new or revised accounting standards, as described below.

IFRS 10 Consolidated financial statements - Under IFRS 10, subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group has power over an entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The Group has applied IFRS 10 retrospectively in accordance with the transition provisions of IFRS 10. This has not had any impact on the Group.

IFRS 13, Fair value measurement - IFRS 13 measurement and disclosure requirements are applicable for the March 31, 2014 financial year end. The Group has included the disclosures required by IAS 34. Refer to note 13.

The audited Group financial results were prepared under the supervision of the Group Financial Director, M Pydigadu CA(SA).

Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these summary consolidated financial results for the year ended March 31, 2014 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of the Group financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014. The U.S. Dollar information does not comply with the International Financial Reporting Standards and has not been audited.

3. Operating segments

The Group’s businesses are managed primarily on a geographic and also on a product basis. During the year under review, a new profit measure was implemented, namely Adjusted EBITDA. Adjusted EBITDA, which has replaced the EBITDA profit measure previously presented, is defined as follows: profit for the year before income taxes, net finance income/(expense), depreciation of property, plant and equipment including capitalised customer in-vehicle devices, amortization of intangible assets including capitalised in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring initial public offering costs, unrealised foreign exchange gain/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the initial public offering. A reconciliation of Adjusted EBITDA to profit for the year is disclosed in note 4.

4. Reconciliation of Adjusted EBITDA to profit for the year

	South African rand		United States dollar
Figures are in thousands unless otherwise stated	Year ended	Year ended	Year ended	Year ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
	Audited	Audited	Unaudited	Unaudited
Adjusted EBITDA	282,223	290,821	26,637	27,449
Add:
Net realized foreign exchange losses	-	1,669	-	158
Net profit on disposal of property, plant and equipment and intangible assets	97	314	9	30

Less:
Depreciation (1)	(47,887)	(41,201)	(4,520)	(3,890)
Amortization (2)	(44,941)	(56,985)	(4,242)	(5,378)
Impairment (3)	(379)	(5,158)	(36)	(487)
Share-based compensation costs	(4,611)	(3,151)	(435)	(297)
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company	-	(394)	-	(37)
Restructuring costs	(2,745)	-	(259)	-
Transaction costs arising from the acquisition of a business	(211)	(38)	(20)	(4)
Non-recurring initial public offering costs (4)	(8,503)	-	(802)	-
Net realized foreign exchange gains	(1,545)	-	(146)	-
Operating profit	171,498	185,877	16,186	17,544
Add: Finance income/(cost) - net	40,660	(6,011)	3,837	(568)
Less: Taxation	(60,574)	(51,400)	(5,717)	(4,851)
Profit for the year	151,584	128,466	14,306	12,125

* Amounts less than R1000/$1000

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices)

(2) Includes amortization of intangible assets (including product development costs).

(3) Includes impairment of product development costs and furniture and fittings.

(4) Includes R7.7 million in staff costs and R0.8 million in audit fees.

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014. The U.S. dollar figures may not compute as they are rounded independently.

5. Reconciliation of Adjusted EBITDA margin to profit for the year margin

	Year ended	Year ended
	March 31, 2014	March 31, 2013
	Audited	Audited
Adjusted EBITDA margin	22.2%	24.8%
Add:
Net realized foreign exchange losses	-	0.2%
Net profit on disposal of property, plant and equipment and intangible assets	0.0%	0.0%
Less:
Depreciation	(3.8%)	(3.5%)
Amortization	(3.5%)	(4.9%)
Impairment	(0.0%)	(0.4%)
Share-based compensation costs	(0.4%)	(0.3%)
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company	-	(0.0%)
Restructuring costs	(0.2%)	-
Transaction costs arising from the acquisition of a business	(0.0%)	(0.0%)
Non-recurring initial public offering costs	(0.7%)	-
Net realized foreign exchange gains	(0.1%)	-
Operating profit margin	13.5%	15.9%
Add: Finance income/(cost) - net	3.2%	(0.5%)
Less: Taxation	(4.8%)	(4.4%)
Profit for the year margin	11.9%	11.0%

6. Net cash

Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings. Proceeds from the New York Stock Exchange listing have significantly increased cash and cash equivalents. Refer to note 14.

7. Restructuring

During June 2013, the Europe fleet solutions segment implemented a restructuring plan. The total cost of the restructuring was R2.7 million ($0.3 million). The restructuring has resulted in operating cost savings for the segment in the current year and is expected to continue to do so in future years.

8. Dividends

A final dividend of R39.6 million or $3.7 million (2013: R52.6 million or $5.0 million) was declared during the year and paid on July 8, 2013. Using shares in issue of 660.2 million (2012: 657.2 million) this equated to a dividend of 6.0 or $0.6 (2013: 8.0 or $0.8) cents per share.

Following the completion of its initial public offering of American Depositary Shares (ADSs), the Company discontinued its policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth. As a result no interim dividend was declared in Fiscal 2014 (2013: 4.0 or $0.4 cents per share).

9. Contingent liabilities

Network Services Agreement

In terms of a network services agreement with Mobile Telephone Networks Proprietary Limited ("MTN"), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. The maximum potential liability under the arrangement is R58.1 million ($5.5 million) (2013: R65.1 million or $6.1 million). No loss is considered probable under this arrangement.

10. Business Combination

Acquisition of proprietary software development business

On December 19, 2013, the Group acquired a proprietary software development business constituting employees and specific assets and liabilities from Roitech Proprietary Limited. The business acquired has developed customizable software which comprises of a smartphone application and a web-based user interface, and uses mobile and geographic information systems (GIS) technologies for the effective management of in-field data collection, distribution and tracking which may be applied to areas such as sales teams, research teams, meter readers and vehicle tracking and driver monitoring. The services offered by the business complement the Group's existing fleet management solutions and the acquisition broadens the array of services offered to current and future fleet management customers.

The acquisition was considered to be a business combination as defined by International Financial Reporting Standards, and as a result has been accounted for under the requirements of IFRS 3. The Group acquired the power to control the operating and financial activities of the acquired business on December 19, 2013, and the assets acquired and liabilities assumed have been recorded at their fair values.

From the acquisition date, no revenue has been recorded by the business acquired and losses of R0.6 million ($0.1 million) have been included in profit or loss. Had the software business been consolidated from April 1, 2013 the consolidated income statement would show nil pro-forma revenue and a net loss of R2.4 million ($0.2 million) in respect of this business.

	R'000	$'000
Consideration at December 19, 2013
Total consideration payable	7,606	718
Cash consideration transferred at effective date	(3,606)	(340)
Deferred consideration payable	4,000	378

Recognized amounts of identifiable assets acquired and liabilities assumed

	Fair value
	R'000	$'000
Software	4,000	378
Deferred tax asset	1,032	97
Trade and other payables	(82)	(8)
Total identifiable net assets	4,950	467
Goodwill	2,656	251
Acquisition date fair value of consideration paid	7,606	718

Acquisition-related expenses of R0.2 million ($0.02 million) were incurred and have been charged to administrative and other expenses in the consolidated income statement for the 2014 fiscal year. The goodwill of R2.7 million ($0.3 million) arising from the acquisition is attributable to the workforce acquired and the synergies expected from combining the business acquired and the Group.

By year-end, R0.1 million ($0.01 million) interest on the deferred consideration was charged to profit or loss for the 2014 fiscal year.

11. Reclassification

During the current fiscal year, the Group changed its classification of foreign exchange gains and losses in the income statement. Foreign exchange gains and losses, which were previously classified as part of “Other income/(expenses) – net”, are now classified as part of “Finance income/(cost) - net”. The change is considered a more relevant presentation of such items in the income statement since the majority of foreign exchange gains and losses in 2014 relate to translation differences on foreign currency cash and cash equivalents arising from the initial public offering proceeds.

The reclassification has been adopted retrospectively, and the comparative amounts for the year ended March 31, 2013 have been adjusted accordingly. The impact of the reclassification results in an increase of R4.7 million ($0.4 million) in "Operating profit" with a corresponding additional cost in "Finance income/(cost)" of R4.7 million ($0.4 million). Profit before taxation and profit for the year remains unchanged.

12. Finance income/(cost) - net

As detailed in note 11 above, the Group changed its classification of foreign exchange gains and losses in the income statement."Finance income/(cost) - net" includes the following net foreign exchange gains/(losses) :

	South African rand		United States dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
	Audited	Audited	Unaudited	Unaudited
Net foreign exchange gains/(losses)	38,128	(4,681)	3,599	(442)

13. Fair value of financial assets and liabilities measured at amortized cost

The fair value of the Group’s financial assets and liabilities approximate their carrying amounts at March 31, 2014.

14. New York Stock Exchange listing and proceeds from shares issued

On August 9, 2013, following a successful U.S. initial public offering of American Depositary Shares or “ADSs”, each of which represents 25 ordinary shares at no par value, the Company’s ADSs were listed on the NYSE and are traded under the symbol MIXT. As part of the U.S. initial public offering of ADSs, the Company issued 4,400,000 ADSs on August 14, 2013 and raised R650 million ($65.5 million) for the Company (before expenses). Selling shareholders sold an additional 2,840,512 ADSs, resulting in a total capital raise by the Company and selling shareholders, prior to underwriting discount, of R1,150 million ($115.8 million). The Company did not receive any proceeds from ADSs that were sold by the selling shareholders.

	South African rands	United States dollar
	'000	'000
	Audited	Unaudited
Reconciliation of initial public offering price and proceeds received, net of expenses:
Initial public offering price	1,150,013	115,848
Underwriting discount	(80,501)	(8,109)
Proceeds received by selling shareholders (before expenses)	(419,578)	(42,267)
Proceeds received by Company (before expenses)	649,934	65,472
Share issue expenses	(26,951)	(2,715)
Proceeds from shares issued, net of share issue costs	622,983	62,757

The Group has translated the above U.S. dollar amounts from South African rand at the exchange rate of R9.9269 per $1.00, which was the R/$ exchange rate on August 14, 2013, the date that the shares were settled on the JSE Limited.

15. Subsequent events

The directors are not aware of any matter material or otherwise arising since March 31, 2014 and up to the date of this report, not otherwise dealt with herein.

16. Preference share capital

In terms of a special resolution approved on August 1, 2013 a new class of no par value shares, consisting of 100 million preference shares was created. No preference shares have been issued to date.

17. Changes to the Board

On May 13, 2013, E Banda was appointed as an independent non-executive director and as a member of the Audit and Risk Committee. F Roji resigned as non-executive director of the Board of Directors and has been appointed as an alternate director to H Brody with effect from May 13, 2013.

The following Board of Director members resigned, with effect from August 9, 2013:

  R Shough, an independent non-executive director;
  R Botha, executive director responsible for special projects;
  T Buzer, executive director responsible for development and engineering; and
  H Scott, executive director responsible for strategy and acquisition.

R Botha, T Buzer and H Scott continued to serve as full-time Group executive committee members.

With effect from April 3, 2014, C Ewing stepped down as Chairman of the Audit and Risk Committee but remains a member of the committee. A Welton, an independent non-executive director of the company, replaced C Ewing as Chairman of the committee. C Ewing then assumed the chairmanship of the Social and Ethics Committee from A Welton.

18. Annual general meeting

The annual general meeting of shareholders of MiX Telematics Limited will be held at Matrix Corner, Howick Close, Waterfall Park, Midrand, Johannesburg on Wednesday, September 17, 2014 at 11.30 a.m. (South African time). For South African shareholders, the last day to trade in order to be eligible to participate in and vote at the annual general meeting is Friday, September 5, 2014 and the record date for voting purposes is Friday, September 12, 2014.

For and behalf of the Board:

SR Bruyns	SB Joselowitz

Midrand

June 3, 2014

UNAUDITED GROUP CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 31, 2014

MiX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS

	South African rand		United States dollar
Figures are stated in thousands unless otherwise stated	Three months ended	Three months ended	Three months ended	Three months ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	348,427	308,540	32,882	29,118
Cost of sales	(107,471)	(101,566)	(10,142)	(9,585)
Gross profit	240,956	206,974	22,740	19,533

Other income/(expenses) - net	236	(1,753)	22	(165)

Operating expenses	(180,080)	(141,008)	(16,995)	(13,307)
Sales and marketing	(42,594)	(31,113)	(4,020)	(2,936)
Administrative and other charges	(137,486)	(109,895)	(12,975)	(10,371)

Operating profit	61,112	64,213	5,767	6,061

Finance income/(cost) - net	6,614	(1,098)	624	(103)
Finance income	7,219	579	681	55
Finance cost	(605)	(1,677)	(57)	(158)

Profit before taxation	67,726	63,115	6,391	5,958
Taxation	(17,347)	(17,532)	(1,637)	(1,655)
Profit for the period	50,379	45,583	4,754	4,303

Attributable to:
Owners of the parent	50,384	45,588	4,754	4,303
Non-controlling interests	(5)	(5)	*	*
	50,379	45,583	4,754	4,303

Attributable earnings per share
-basic (R/$)	0.06	0.07	0.01	0.01
-diluted (R/$)	0.06	0.07	0.01	0.01

Earnings per American Depositary Share
-basic (R/$)	1.62	1.73	0.15	0.16
-diluted (R/$)	1.56	1.68	0.15	0.16

Attributable adjusted earnings per share
-basic (R/$)	0.06	0.07	0.01	0.01
-diluted (R/$)	0.06	0.07	0.01	0.01

Adjusted earnings per American Depositary Share
-basic (R/$)	1.50	1.76	0.14	0.17
-diluted (R/$)	1.44	1.71	0.14	0.16

Ordinary shares ('000)
-in issue at March 31	784,150	659,963	784,150	659,963
-weighted average	778,720	659,803	778,720	659,803
-diluted weighted average	808,871	680,399	808,871	680,399

Weighted average American Depositary Share ('000)
-in issue at March 31	31,366	26,399	31,366	26,399
-weighted average	31,149	26,392	31,149	26,392
-diluted weighted average	32,355	27,216	32,355	27,216

* Amounts less than R1000/$1000

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014. The U.S. dollar figures may not compute as they are rounded independently.

NOTES TO THE UNAUDITED GROUP CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 31, 2014

1. Basis of preparation and accounting policies

Financial results for the fourth quarter of fiscal year 2014

In addition to the Group’s financial results for the year ended March 31, 2014, additional financial information in respect of the fourth quarter of fiscal year 2014 has been presented together with the relevant comparative information. The quarterly information comprises a condensed consolidated income statement, a reconciliation of Adjusted EBITDA to profit for the period and other financial and operating data.

The accounting policies used in preparing the financial results for the fourth quarter of fiscal year 2014 are consistent in all material respects with those applied in the preparation of the condensed audited Group financial results for the year ended March 31, 2014.

The quarterly financial results have not been audited or reviewed by the Group’s external auditors.

The condensed unaudited Group quarterly financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2014, which have been prepared in accordance with IFRS.

2. Reclassification

The reclassification, set out in full in note 11 to the audited Group financial results, has been applied retrospectively, and the comparative amounts for the 3 months ended March 31, 2013 have been adjusted accordingly. The impact of the reclassification results in an increase of R1.2 million ($0.1 million) in "Operating profit" with a corresponding additional cost in "Finance income/(cost) - net" of R1.2 million ($0.1 million) for the 3 months ended March 31, 2013. Profit before taxation and profit for the period remain unchanged for the period.

3. Reconciliation of adjusted earnings

	South African rand		United States dollar
Figures are in thousands unless otherwise stated	Three months ended	Three months ended	Three months ended	Three months ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Reconciliation of adjusted earnings	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	50,384	45,588	4,754	4,303
Net foreign exchange (gains)/losses	(5,408)	1,223	(510)	115
Income tax effect on the above component	1,619	(262)	153	(25)
Adjusted earnings attributable to owners of the parent	46,595	46,549	4,397	4,393

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014. The U.S. dollar figures may not compute as they are rounded independently.

4. Reconciliation of Adjusted EBITDA to profit for the period

	South African rand		United States dollar
Figures are in thousands unless otherwise stated	Three months ended	Three months ended	Three months ended	Three months ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	84,601	91,735	7,984	8,660
Add:
Net profit on disposal of property, plant and equipment and intangible assets	-	300	-	28
Less:
Depreciation (1)	(12,803)	(12,173)	(1,208)	(1,149)
Amortization (2)	(8,343)	(13,166)	(787)	(1,243)
Impairment (3)	35	(1,092)	3	(103)
Share-based compensation costs	(843)	(1,140)	(79)	(108)
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company	-	5	-	*
Restructuring costs	17	-	1	-
Transaction costs arising from the acquisition of a business	(166)	(12)	(16)	(1)
Net loss on sale of property, plant and equipment and intangible assets	(74)	-	(7)	-
Net realized foreign exchange gains	(1,312)	(244)	(124)	(23)
Operating profit	61,112	64,213	5,767	6,061
Add: Finance income/(cost) - net	6,614	(1,098)	624	(103)
Less: Taxation	(17,347)	(17,532)	(1,637)	(1,655)
Profit for the period	50,379	45,583	4,754	4,303

* Amounts less than R1000/$1000

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices)

(2) Includes amortization of intangible assets (including product development costs).

(3) Includes impairment of product development costs and furniture and fittings.

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014. The U.S. dollar figures may not compute as they are rounded independently.

5. Reconciliation of Adjusted EBITDA margin to profit for the period margin

	United States dollar
Figures are in thousands unless otherwise stated	Three months ended	Three months ended
	March 31, 2014	March 31, 2013
	Unaudited	Unaudited
Adjusted EBITDA margin	24.3%	29.7%
Add:
Net profit on disposal of property, plant and equipment and intangible assets	-	0.1%
Less:
Depreciation	(3.7%)	(3.9%)
Amortization	(2.4%)	(4.3%)
Impairment	(0.0%)	(0.4%)
Share-based compensation costs	(0.2%)	(0.4%)
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company	-	0.0%
Restructuring costs	0.0%	-
Transaction costs arising from the acquisition of a business	(0.0%)	(0.0%)
Net loss on sale of property, plant and equipment and intangible assets	(0.0%)	-
Net realized foreign exchange gains	(0.4%)	(0.1%)
Operating profit margin	17.6%	20.7%
Add: Finance income/(cost) - net	1.9%	(0.4%)
Taxation	(5.0%)	(5.8%)
Profit for the period margin	14.5%	14.5%

6. Other Financial and Operating Data

	South African rand		United States dollar
Figures are in thousands except for vehicle data	Three months ended	Three months ended	Three months ended	Three months ended
	March 31,	March 31,	March 31,	March 31,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Subscription revenue	232,609	186,294	21,954	17,583
Adjusted EBITDA	84,601	91,735	7,984	8,660
Cash and cash equivalents	830,449	147,702	78,380	13,941
Net cash	798,898	88,225	75,402	8,327
Capital expenditure	31,925	47,953	3,013	4,526
Vehicles under subscription	450,502	359,643	450,502	359,643

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014. The U.S. dollar figures may not compute as they are rounded independently.

For more information on our results, please visit our website at: www.mixtelematics.com

Mix Telematics Limited
Incorporated in the Republic of South Africa
Registration number 1995/013858/06
JSE code: MIX NYSE code: MIXT ISIN:ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
SR Bruyns* (Chairman), SB Joselowitz (CEO), E Banda*, HR Brody*, CH Ewing*, RA Frew*,
ML Pydigadu, F Roji (Alternate to HR Brody)*, CWR Tasker, AR Welton*
* Non-executive

Company secretary
Java Capital Trustees and Sponsors Proprietary Limited

Auditors
PricewaterhouseCoopers Inc.

Sponsor
Java Capital

CONTACT:
Investor Contact:
ICR for MiX Telematics
Sheila Ennis, 855-564-9835
ir@mixtelematics.com